July 16, 2025

Quan Vu
Chief Financial Officer
Monopar Therapeutics
1000 Skokie Blvd., Suite 350
Wilmette, IL 60091

       Re: Monopar Therapeutics
           Form 10-K for Fiscal Year Ended December 31, 2024
           Filed March 31, 2025
           File No. 001-39070
Dear Quan Vu:

       We have reviewed your filing and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2024
Item 1. Business
Our Product Pipeline, page 7

1. We note your inclusion of two programs named "Early Pipeline" in your pipeline table on page 7. Given the limited disclosure related to these two programs, please tell us why they are sufficiently material to your business to warrant inclusion in your pipeline table. In future filings, please revise to provide more fulsome disclosure related to these two programs, including any development steps you have undertaken and disclose the individual compounds used in each program. Alternatively, remove any programs that are not currently material to your business from your pipeline table in future filings.
MNPR-101 for Radiopharmaceutical Use, page 8

2. Please remove your reference here and on page 57 to MNPR-101 being a "first-in-
       class" monoclonal antibody that targets the urokinase plasminogen activator receptor in future filings, as this statement is speculative in light of the current regulatory status
 July 16, 2025
Page 2

       of your clinical candidate.
License, Development and Collaboration Agreements
Alexion, AstraZeneca Rare Disease, page 10

3. Please revise future filings to disclose all the material terms of your Alexion licensing agreement including the aggregate amount paid to date under this agreement and any term and termination provisions. Please also ensure that you limit any discussion of royalty rate ranges payable under this agreement to ten percentage points in future filings.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Tyler Howes at 202-551-3370 or Alan Campbell at 202-551-4224 if
you have questions regarding comments.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Life
Sciences